Filed Pursuant to Rule 253(g)(2)

File No. 024-12573

OFFERING CIRCULAR SUPPLEMENT NO. 8

(to the offering circular dated April 10, 2025)

Medicus Pharma Ltd.

1,490,000 Common Shares Issuable upon the Exercise of Warrants

This offering circular supplement amends and supplements the offering circular dated qualified April 10, 2025, as supplemented or amended from time to time (the "Offering Circular"), which forms a part of our Offering Statement on Form 1-A (File No. 024-12573). This offering circular supplement is being filed to update and supplement the information included or incorporated by reference in the Offering Circular with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 30, 2025 (the "Form 8-K"). Accordingly, we have attached the Form 8-K to this offering circular supplement.

This offering circular supplement updates and supplements the information in the Offering Circular and is not complete without, and may not be delivered or utilized except in combination with, the Offering Circular, including any amendments or supplements thereto. This offering circular supplement should be read in conjunction with the Offering Circular and if there is any inconsistency between the information in the Offering Circular and this offering circular supplement, you should rely on the information in this offering circular supplement.

Our common shares and warrants, with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants"), are listed on The Nasdaq Capital Market ("Nasdaq") under the symbols "MDCX" and "MDCXW," respectively. On June 27, 2025, the last reported sales prices of the common shares and Public Warrants were $2.90 and $0.95, respectively.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 10 of the Offering Circular, and under similar headings in any amendment or supplements to the Offering Circular.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by this offering circular supplement or the Offering Circular or determined if the Offering Circular or this offering circular supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this offering circular supplement is June 30, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 29, 2025

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

300 Conshohocken State Road, Suite 200
Conshohocken, Pennsylvania, United States 19428
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, each exercisable for one common share at an exercise price of $4.64 per share	MDCXW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 29, 2025, Medicus Pharma Ltd. (“Medicus” or the “Company”), Antev Limited (“Antev”) and certain securityholders of Antev entered into a definitive securities exchange agreement (the “Definitive Agreement”), pursuant to which the Company has agreed to acquire (the “Transaction”) all of the issued and outstanding shares of Antev, on a fully diluted basis, in exchange for 2,666,600 (or approximately 17% in aggregate) of the issued and outstanding Medicus common shares (the “Consideration Shares”).

In addition to resale restrictions prescribed under applicable securities laws, the Consideration Shares will be subject to a staggered lock-up (including certain registration rights, as further described in the Definitive Agreement) and an agreement granting certain voting rights in favor of Company management for a period of 36 months.

Upon the achievement of certain milestones related to potential future U.S. Food and Drug Administration ("FDA") Phase 2 and New Drug Administration approvals, as more particularly described in the Definitive Agreement, Antev shareholders will be entitled to receive up to approximately US$65 million in additional contingent consideration.

The Transaction is expected to close before the end of August 2025, subject to the fulfillment of certain closing conditions, including obtaining Antev shareholder approval and other applicable corporate, regulatory and other third-party approvals. No assurances can be given that the parties will successfully close the Transaction on the terms or timeframe currently contemplated or at all.

Antev is a clinical stage biotech company, developing Teverelix, a next generation GnRH antagonist, as first in market product for cardiovascular high-risk prostate cancer patients and patients with first acute urinary retention (AURr) episodes due to enlarged prostate.

The foregoing description of the Definitive Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Definitive Agreement.

Item 8.01. Other Events.

On June 30, 2025, the Company issued a press release relating to, among other things, entry into the Definitive Agreement, as described in Item 1.01 above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1*	Share Exchange Agreement, dated June 29, 2025, by and between Medicus Pharma Ltd., Antev Limited and each of the securityholders of Antev Limited party thereto.
104.1	Cover Page Interactive Data File (embedded within the inline XBRL document).

*	To be filed by amendment.

Forward Looking Statements

Certain information in this Current Report on Form 8-K constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the proposed Antev transaction and associated terms and timing thereof, the potential benefits of the Antev transaction, if consummated, including plans and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix, and the potential market opportunities related thereto. Forward-looking statements are often but not always, identified by the use of such terms as "may", "on track", "aim", "might", "will", "will likely result", "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target" or the negative and/or inverse of such terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's annual report on form 10-K for the year ended December 31, 2024 (the "Annual Report"), and in the Company's other public filings on EDGAR and SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this Current Report on Form 8-K are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the foregoing list is not exhaustive, and readers are encouraged to review the Annual Report accessible on the Company's profile on EDGAR at www.sec.gov and on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEDICUS PHARMA LTD.

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer

Dated: June 30, 2025